Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 1 / 7 Announcement Summary Entity name JAMES HARDIE INDUSTRIES PLC Date of this announcement Thursday August 22, 2024 The +securities the subject of this notification are: Total number of +securities to be issued/transferred ASX +security code Security description Total number of +securities to be issued/transferred Issue date JHXAK RESTRICTED STOCK UNIT 594,975 17/08/2024 Refer to next page for full details of the announcement +Securities issued under an +employee incentive scheme that are subject to a restriction on transfer and are not being quoted on ASX until the restriction ends Exhibit 99.10

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 2 / 7 Part 1 - Entity and announcement details 1.1 Name of entity JAMES HARDIE INDUSTRIES PLC We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities. 1.2 Registered number type ARBN Registration number 097829895 1.3 ASX issuer code JHX 1.4 The announcement is 1.5 Date of this announcement 22/8/2024 New announcement

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 3 / 7 Part 2 - Issue details 2.1 The +securities the subject of this notification are: 2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which: has an existing ASX security code ("existing class") +Securities issued under an +employee incentive scheme that are subject to a restriction on transfer and are not being quoted on ASX until the restriction ends

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 4 / 7 Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B Additional +securities in an existing class issued under an +employee incentive scheme ASX +security code and description JHXAK : RESTRICTED STOCK UNIT Date the +securities the subject of this notification were issued 17/8/2024 Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class Were any of the +securities issued to +key management personnel (KMP) or an +associate? Provide details of the KMP or +associates being issued +securities. Name of KMP Name of registered holder Number of +securities Aaron Erter Same 227,486 Rachel Wilson Same 41,021 Sean Gadd Same 41,021 Ryan Kilcullen Same 24,239 Farhaj Majeed Same 18,646 Tim Beastrom Same 18,646 Joe Liu Same 14,916 James Johnson II Same 13,984 Christian Claus Same 16,254 John Arneil Same 7,348 Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms Refer to the 2001 Plan: https://ir.jameshardie.com.au/public/download.jsp?id=5562 Refer to the 2006 Plan: https://ir.jameshardie.com.au/public/download.jsp?id=5390 Any other information the entity wishes to provide about the +securities the subject of this notification Yes Yes

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 5 / 7 Any other information the entity wishes to provide about the +securities the subject of this notification 594,975 Restricted Stock Units (RSUs) granted, which comprise of the following: ·  Grant of 44,921 Restricted Stock Units (RSUs) granted under the James Hardie Industries Equity Incentive Plan 2001 (2001 Plan)        Grant of 166,867 Returned on Capital Employed (ROCE) RSUs, under the 2006 LTI Plan granted to executives annually. ROCE RSUs are contractual entitlements to be issued ordinary shares/CDIs upon satisfaction of certain conditions; and Grant of 383,187 Relative Total Shareholder Return (TSR) RSUs, under the 2006 LTI Plan granted to executives annually. TSR RSUs are contractual entitlements to be issued ordinary shares/CDIs upon satisfaction of certain conditions. Issue details Number of +securities 594,975

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 6 / 7 Part 4 - +Securities on issue Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise: The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing. 4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX) ASX +security code and description Total number of +securities on issue JHX : CHESS DEPOSITARY INTERESTS 1:1 431,429,497 4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue JHXAK : RESTRICTED STOCK UNIT 3,379,126 JHXAL : OPTION EXPIRING 03-NOV-2027 EX $33.05 269,221

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 7 / 7 Part 5 - Other Listing Rule requirements 5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1? 5.2 Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1? 5.2b Are any of the +securities being issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1? 5.2c Are any of the +securities being issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)? N/A No No No